CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail: clneuman@neuman.com

May 24, 2012

Duc Dang, Senior Counsel

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

SRKP 16, Inc.

Amendment No. 2 to Form 8-K

Filed April 20, 2012

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Filed April 20, 2012

Form 8-K filed April 12, 2012

File No. 000-52932

Dear Mr. Dang,

On behalf of our client SRKP 16, Inc., (the “Company”) please accept this letter in response to the comments of Staff dated May 14, 2012 regarding your review of our Form 8-K/A-2 filed with the Commission on April 20, 2012, our Form 8-K filed with the Commission on April 12, 2012 and our Amendment No. 1 to Preliminary Information Statement on Schedule 14C filed with the Commission on April 20, 2012.  Our responses, set forth below, are numbered to correspond with the numbering of your comments.

Comment No. 1:

We have revised and filed with the Commission concurrently herewith our Form 8-K/A-1 clarifying the matters raised in this comment.

Comment No. 2:

Supplementally, please be advised executive compensation disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2011 related to the Registrant for the period before giving effect to the acquisition of Arrogene NanoTechnology, Inc. on January 11, 2012.  The executive compensation disclosures contained in the Form 8-K relate to the Registrant after giving effect to the acquisition which is accounted for as a reverse merger.

Comment No. 3:

Revised as requested.  See pages 9 and 61.

Comment No. 4:

Revised as requested throughout.  See pages 5, 21, 47, 50, 76 and 77.

SRKP 16, Inc.

File No. 000-52932

Response Letter dated May 24, 2012

Comment No. 5:

Revised as requested.  See pages 5, 47 and 50.

Comment No. 6:

This will confirm that the Company undertakes to update and elaborate this disclosure in future filings.

Comment No. 7:

Supplementally, please be advised that unless the scope of his responsibilities and authority changes, it is unlikely that the consultant would be identified as  a significant employee in future filings.

Comment No. 8:

Revised as requested.  See page 52.

Comment No. 9:

Revised as requested.  Please see page 62.

The Company hereby acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosures in this filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLIFFORD L. NEUMAN, PC

By:

/s/ Clifford L. Neuman

Clifford L. Neuman